Exhibit 99.1

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel

April 4, 2024

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 9, 2024

Formula Systems (1985) Ltd. Shareholders:

We hereby inform you that an Annual General Meeting of Shareholders, or the Meeting, of Formula Systems (1985) Ltd., referred to as Formula or the Company, will be held at 2:00 p.m. (Israel time) on Thursday, May 9, 2024, at our offices at Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, for the following purposes:

1.	To re-elect Mr. Marek Panek to the Company’s board of directors, or the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

2.	To re-elect Mr. Rafal Kozlowski to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

3.	To re-elect Mr. Ohad Melnik to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

4.	To re-elect Ms. Karolina Rzonca-Bajorek to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.

5.	To re-elect Ms. Gabriela Żukowicz to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.

6.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ended December 31, 2023 and until our next annual general meeting of shareholders, and authorization of the Board and/or its audit committee to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition to the foregoing proposals, at the Meeting, our audited, consolidated financial statements for the annual period ended December 31, 2022 will be presented to, and considered by, our shareholders. Our shareholders will furthermore transact such other business as may properly come before the Meeting or any adjournment thereof.

Our Board unanimously recommends that you vote in favor of each of the above proposals, which are described in the proxy statement attached to this notice. The proxy statement and a related proxy card are being furnished to the Securities and Exchange Commission, or SEC, in a report of foreign private issuer on Form 6-K, or a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.formulasystems.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Thursday, April 11, 2024, at the registered office of the Company, Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-538-9487.

Holders of record of our ordinary shares (including ordinary shares represented by American Depositary Shares, or ADSs) at the close of business on Tuesday, April 9, 2024 are entitled to vote at the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on each proposal (which excludes abstentions and broker non-votes) is necessary for the approval of such proposal.

If you are a shareholder of record voting by mail, your proxy card must be received at our registered office at least six (6) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will not be voted. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the accompanying proxy card.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares by sending a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. The foregoing certificate signed by the TASE Clearing House member may instead be presented at the Meeting by a shareholder who wishes to vote at the Meeting itself. Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote, through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until 8:00 a.m., Israel time, on Thursday, May 9, 2024 (that is, six (6) hours before the Meeting). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If your shares are represented by ADSs, you should complete the voting instruction form being sent to you in order to direct the depositary for the ADSs, BNY Mellon, to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the instructions in the proxy statement as to how to direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

In accordance with the Israeli Companies Law, 5759-1999, as amended, or the Companies Law, and the Company’s amended and restated articles of association, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, email: ir@formula.co.il, no later than Thursday, April 11, 2024. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Thursday, April 18, 2024, to be furnished to the SEC under cover of a Form 6-K.

Sincerely,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

FORMULA SYSTEMS (1985) LTD.

Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel

+972-3-538-9487

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 9, 2024

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Formula Systems (1985) Ltd., to which we refer as Formula, the Company, our Company, us or we (or similar expressions), to be voted at an Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Thursday, May 9, 2024, at our offices at Terminal Center, 1 Street, Or Yehuda 6037501, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders, and the related proxy card or voting instruction form are being made available or distributed (as appropriate) to holders of Formula ordinary shares, par value NIS 1.00 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about Tuesday, April 9, 2024.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Tuesday April 9, 2024, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.	To re-elect Mr. Marek Panek to the Company’s board of directors, or the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

2.	To re-elect Mr. Rafal Kozlowski to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

3.	To re-elect Mr. Ohad Melnik to the Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified.

4.	To re-elect Ms. Karolina Rzonca-Bajorek to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.

5.	To re-elect Ms. Gabriela Żukowicz to the Board, to hold office until our next annual general meeting of shareholders and until her successor is duly elected and qualified.

6.	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accounting firm for the year ended December 31, 2023 and until our next annual general meeting of shareholders, and authorization of the Board and/or its audit committee to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition to the foregoing proposals, at the Meeting, our audited, consolidated financial statements for the annual period ended December 31, 2022 will be presented to, and considered by, our shareholders. We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Our Annual Report on Form 20-F for the year ended December 31, 2022, including our 2022 audited consolidated financial statements, which we refer to collectively as the 2022 Form 20-F, which we filed with the Securities and Exchange Commission, or SEC, on May 15, 2023, is available at the “Investor Relations” portion of our website, at www.formulasystems.com. To receive a printed copy of that document via mail at no charge, please contact us at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel, telephone: +972-3-538-9487, e-mail: ir@formula.co.il.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of Proposals 1 through 6.

Quorum

On December 31, 2023 and on April 3, 2024, we had 15,332,667 ordinary shares issued and outstanding (including shares represented by 131,732 and 130,164 ADSs as of those respective dates, and shares subject to restrictions and repurchase by us). The foregoing number of issued and outstanding ordinary shares excludes 568,620 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, April 9, 2024, is entitled to one vote upon each of the matters to be presented at the Meeting. Under our amended and restated articles of association, or the Articles of Association, the Meeting will be properly convened if at least two shareholders (including holders of ordinary shares represented by ADSs) attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one half-hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, April 9, 2024. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Tuesday, April 9, 2024, or which appear in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADSs are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the depositary for the ADSs, The Bank of New York Mellon, as to how to vote the ordinary shares represented by your ADSs at the Meeting.

How You Can Vote

The method of ensuring that your ordinary shares are voted at the Meeting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will need to complete and execute proxy cards (accessible at the Company’s website) and submit them to the Company. Holders of shares in “street name” through a TASE member will vote via a proxy card, but through a different procedure (as described below) or by electronic voting via the electronic voting system of the Israel Securities Authority. Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms in order to instruct the Depositary how to vote (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form), you can submit your vote by attending the Meeting, or by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” section of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope by 11:59 p.m., Eastern time, on Wednesday, May 8, 2024 (which is 6:59 a.m., Israel time, on May 9, 2024), or we receive it at our principal executive offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer, e-mail: ir@formula.co.il, at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Thursday, May 9, 2024). The chairman of the Meeting may waive that six-hour deadline.

Shareholders Holding Through the TASE

If you hold ordinary shares through a bank, broker or other nominee that is admitted as a member of the TASE, your shares can be voted in one of the following three manners: (i) by attending the Meeting and voting in person; (ii) by sending in your vote in advance of the Meeting; or (iii) by voting electronically in advance of the Meeting via the electronic voting system of the Israel Securities Authority. Each of these possibilities is described further in the next paragraph.

If you hold ordinary shares via a member of the TASE, you may vote your shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares (an “ishur baalut”). In the alternative, you may vote in advance of the Meeting by sending that proof-of-ownership certificate, along with a duly executed proxy card (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at Terminal Center, 1 Yahadut Canada Street, Or Yehuda, 6037501, Israel, Attention: Chief Financial Officer. If you utilize that method, your vote must be received by us at least six (6) hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Thursday, May 9, 2024). The Chairman of the Meeting may waive that six-hour deadline. As a third possibility, you may vote electronically in advance of the Meeting through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law. Voting through the electronic voting system will be allowed until six (6) hours before the Meeting (that is, until 8:00 a.m., Israel time, on Thursday, May 9, 2024).

If you hold your shares through a TASE member and you voted in advance of the Meeting and seek to change or revoke your vote, then (i) if you sent in your vote (together with proof of ownership) originally to the Company, you can send in a later-dated proxy card and proof of ownership to the Company, or (ii) if you voted originally via the electronic voting system of the Israel Securities Authority, you may change or revoke your vote using the electronic voting system. In either case, you must complete the revocation of your vote before the deadline for submitting a vote (which is described above).

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as depositary, or the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary will not vote the shares represented by such ADSs.

Therefore, if you hold our ADSs, please complete, sign and return the voting instruction form that you receive to the Depositary as soon as possible in order to ensure that the ordinary shares underlying your ADSs are voted at the Meeting. If you seek to change or revoke your voting instructions, please follow the instructions for doing so that are provided to you by the Depositary.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Vote Required for Approval of Each Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

Various Voting Scenarios

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you provide specific instructions (mark boxes) with regard to any of the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will not be voted. The proxy holders will furthermore vote in their discretion on any other matters that properly come before the Meeting.

If you hold shares beneficially via a member of the TASE, your shares will also not be voted at the Meeting if you do not follow the above-described instructions for voting, and will not be voted with respect to a particular proposal if you do not indicate how you would like to vote on that proposal.

Similarly, in the case of ordinary shares represented by ADSs, if you do not return your voting instruction form to instruct your broker how to cause the Depositary to vote, the Depositary will not vote the shares represented by those ADSs.

Solicitation of Proxies

A form of proxy for use at the Meeting or a voting instruction form for directing the Depositary has been filed publicly or mailed to you (as appropriate). Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies are being made available to shareholders on or about Wednesday, April 10, 2024. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” section of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of December 31, 2023 (or as of such earlier or later date as appears in the footnotes below).

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	3,958,164	25.82%
Guy Bernstein (4)	1,797,973	11.73%
Harel Insurance Investments & Financial Services Ltd.(5)	1,318,304	8.60%
Menora Mivtachim Holdings Ltd.(6)	1,091,708	7.12%
The Phoenix Holdings Ltd. (7)	1,084,026	7.07%
Yelin Lapidot Holdings Management Ltd. (8)	981,589	6.40%
Clal Insurance Enterprises Holdings Ltd. and affiliates (9)	808,061	5.27%
Meitav Investment House Ltd. (10)	769,234	5.02%
All directors and executive officers as a group (8 persons) (11)	1,829,306	11.93%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the ownership percentage of the person holding such options but are not deemed outstanding for computing the ownership percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 15,332,667 ordinary shares (including 131,732 shares represented by ADSs, and shares subject to restrictions and repurchase by us) issued and outstanding as of December 31, 2023.

(3)	Based on Amendment No. 5 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 7, 2022. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)	Based on Amendment No. 4 to Schedule 13D filed by Mr. Bernstein with the SEC on December 7, 2022. Consists of (a) (i) 1,362,822 ordinary shares held in trust for Mr. Bernstein, and (b) an additional 435,151 ordinary shares held by Mr. Bernstein.

(5)	Based on Amendment No. 6 to Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on January 30, 2024 with respect to its holdings as of December 31, 2023. Harel Insurance is a publicly held Israeli company. Out of the 1,318,304 ordinary shares beneficially owned by Harel Insurance as of December 31, 2023: (i) 1,183,377 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions; and (ii) 134,927 ordinary shares are beneficially held for Harel Insurance’s own account.

(6)	Based on Amendment No. 8 to Schedule 13G filed by Menora Mivtachim Holdings Ltd., or Menora Holdings, on February 14, 2024 with respect to its holdings as of December 31, 2023. As of December 31, 2023, the subject ordinary shares are beneficially owned by Menora Holdings or by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings. Out of the 1,091,708 ordinary shares beneficially owned by Menora Holdings as of December 31, 2023: (i) 951,811 ordinary shares were beneficially owned by Menora Mivtachim Pensions and Gemel Ltd; (ii) 130,288 ordinary shares were beneficially owned by Menora Mivtachim Insurance Ltd; (iii) 8,078 ordinary shares were beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.; and (iv) 1,531 ordinary shares were beneficially owned by Shomera Insurance Company Ltd.

(7)	Based on Amendment No. 4 to Schedule 13G filed by The Phoenix Holdings Ltd., or Phoenix Holdings, on February 12, 2024 with respect to its holdings as of December 31, 2023. The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned, subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. As of December 31, 2023, the subject ordinary shares were held as follows: (i) The Phoenix pension and provident funds: 207; (ii) Partnership for Israeli shares: 792,093, and Partnership for investing in share indexes: 2,637 (all ownership rights in these partnerships belong to companies that are part of the Phoenix Group, and the amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement); (iii) The Phoenix Investments House - trust funds: 282,624; and (iv) The Phoenix “nostro” accounts: 6,672.

(8)	Based on Amendment No. 5 to Schedule 13G filed by Yelin Lapidot, or Yelin, on January 31, 2024 with respect to its holdings as of December 31, 2023. Out of the 981,589 ordinary shares beneficially owned by Yelin as of December 31, 2023: (i) 650,743 are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident; and (ii) 330,846 are beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin. Each of Messrs. Dov Yelin and Yair Lapidot owns 24.38% of the share capital and 25.004% of the voting rights of Yelin, and is responsible for the day-to-day management of Yelin Lapidot Holdings. The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds managed by Yelin Provident and Yelin Mutual, respectively. Each of Yelin, Yelin Provident, Yelin Mutual and Messrs. Yelin and Lapidot disclaims beneficial ownership of the subject ordinary shares.

(9)	Based on Amendment No.1 to Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., or Clal, on February 14, 2024 with respect to its holdings as of December 31, 2023. Clal is a publicly held Israeli company. All 808,061 ordinary shares beneficially owned by Clal as of December 31, 2023 are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(10)	Based on a Schedule 13G filed by Meitav Investment House Ltd., or Meitav, on March 25, 2024 with respect to its holdings as of March 20, 2024. The subject ordinary shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Meitav, each of which operates under independent management and makes its own independent voting and investment decisions, including Meitav Tachlit Mutual Funds Ltd. (207,722 ordinary shares), Meitav Provident Funds and Pension Ltd. (426,757 ordinary shares), and Meitav Portfolio Management Ltd. (125,314 ordinary shares).Each of Meitav and those subsidiaries disclaims any beneficial ownership of the subject ordinary shares in excess of its actual pecuniary interest therein.

(11)	Includes the shares beneficially owned by Guy Bernstein described in footnote (4) above, as well as 21,333 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on each of November 13, 2014, on August 17, 2017 and on March 14, 2022, under the Company’s 2011 and 2021 Employee and Officer Share Incentive Plans. Besides Mr. Bernstein, Mr. Berenstin, and Ms. Maya Solomon-Ella, the Company’s Chief Operations Officer (who was granted 10,000 restricted shares in November 2018, all of which are vested), none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE

AND COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our 2022 Form 20-F contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to December 31, 2022. Item 6.C of our 2022 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2022 Form 20-F— which we incorporate by reference herein— to obtain additional information.

BOARD DIVERSITY INFORMATION

The following table presents certain diversity information with respect to our Board in a format mandated by the Nasdaq Stock Market, on which our ADSs are listed:

Board Diversity Matrix for Formula Systems (1985) Ltd.
(as of 12/31/2023)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

PROPOSALS 1, 2, 3, 4, AND 5

RE-ELECTION OF EXISTING (NON-EXTERNAL) DIRECTORS

Background

Under the Israeli Companies Law, 5759-1999, as amended, or the Companies Law, and our Articles of Association, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders. Our Board currently consists of five directors, including two external directors appointed in accordance with the Companies Law who were re-elected for an additional, third term of three years at our last annual general meeting held on May 10, 2022. Our directors, other than the external directors, are elected at each annual general meeting of shareholders and generally serve until the next annual general meeting, unless earlier removed or replaced. All of the members of our Board, other than external directors, may be re-elected for an unlimited number of terms. Our Board may temporarily fill vacancies in the Board until the next annual general meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Articles of Association.

Of our current five directors (which excludes external directors), all five— Mr. Marek Panek, Mr. Rafal Kozlowski, Mr. Ohad Melnik, Ms. Karolina Rzonca-Bajorek and Ms. Gabriela Żukowicz— have been nominated by our Board for re-election at the Meeting. Our Board recommends that our shareholders re-elect those nominees pursuant to Proposals 1, 2, 3, 4 and 5 respectively. It is intended that proxies (other than those directing the proxy holders to vote against any or all of the listed nominees) will be voted for the election of the five (5) nominees named below as directors.

Among the directors nominated for reelection at the Meeting, Mr. Ohad Melnik has been determined by the Board to satisfy the independent director requirements under the Nasdaq Listing Rules.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to reelect as directors the nominees named above.

Each of the nominees, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a director if re-elected. Each nominee has certified to us that he meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

Biographic Information Regarding Director Nominees

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Executive Board Member of Asseco Poland S.A. and he is responsible for supervising the Capital Group Development Division and the EU Projects Office. Mr. Panek also holds and has held several other positions at Asseco and its affiliates, including Executive Board Member in Asseco International, a.s. (since October 2017), Supervisory Board Member of Asseco Central Europe, a.s. (since September 2011), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Chairman of GSTN Consulting Sp. Z o.o. (since November 2017), Supervisory Board Member of Asseco Innovation Fund Sp. Z o.o. (since December 2018), Chairman of the Supervisory Board of Nextbank Software (since March 2019) and Supervisory Board Member of adesso banking solutions GMBH (since September 2020). Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996), Marketing Director (from October 1996 to March 2003), Sales and Marketing Director (from April 2003 to March 2004) and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007). Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. Z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

Rafal Kozlowski has served as one of our directors since August 2012. From December 2020 Mr. Kozlowski has served as the President of the Management Board of Asseco Enterprise Solutions. From June 2012 to March 2021, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco Poland. From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company’s financial management. Mr. Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding’s IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt. In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company’s subsidiary Sawan S.A. From 2007 through June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A. Mr. Kozlowski graduated of the University of Warsaw, obtaining Master’s degree at the Faculty of Organization and Management in 1998. He completed the Project Management Program organized by PMI in 2004, the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006 and the Emerging CFO: Strategic Financial Leadership Program by Stanford GSB in 2019.

Ohad Melnik was elected to our board of directors in January 2019. Mr. Melnik has served as the director of the payment methods department and the finance compliance department of IFOREX International Group since 2004. From 2002 through 2004, Mr. Melnik served as the security officer and logistic planner of Danagis Ltd. In addition, from 2008 through 2015, Mr. Melnik served as a director of Peninsula Group Ltd. From 2012 through 2015, Mr. Melnik served as a director of Jerusalem Technology Investments Ltd. Mr. Melnik holds a B.A. degree in business administration and an M.B.A. degree (cum laude) from the College of Management. Mr. Melnik also graduated from the Executive MS Finance Program of the Baruch College, City University of New York (with Honors).

 Karolina Rzonca-Bajorek was elected to our board of directors in August 2022. Ms. Rzonca-Bajorek has served in various financial managerial capacities within the Asseco Group since 2015, and during the period from 2012 to 2014. Since April 2021, Ms. Rzonca-Bajorek has served as Vice President of Finance, and a member of the Management Board, of Asseco. Prior to that period, from 2019 through March 2021, Ms. Rzonca-Bajorek served as the Director of the Finance Division of the Asseco Group. Before that, from 2015 until 2019, Ms. Rzonca-Bajorek served as the Director of the Reporting Department of the Asseco Group. From 2014 to 2015, Ms. Rzonca-Bajorek was the Stock Exchange Reporting Expert at PHZ Baltona S.A. From 2012 to 2014 Ms. Rzonca-Bajorek worked at Asseco Poland S.A. as the Finance Specialist in the Reporting Department of the Asseco Group. She started her professional career in 2009 at Ernst & Young Audit Sp. Z o.o. in the audit department, where she participated in audits of large corporate clients. Ms. Rzonca-Bajorek is a graduate of the Warsaw School of Economics, the faculty of finance and accounting (specialization: corporate finance and accounting). Ms. Rzonca-Bajorek holds the FCCA title and a Certificate of the Minister of Finance of Poland authorizing her to provide accounting services, and is in the process of becoming a certified auditor.

Gabriela Żukowicz has served since October 1, 2017 as Vice President of the Management Board of Asseco Poland S.A. responsible for the Legal Office and the Management Office, as well as the Human Resources Division, the Personnel Administration Division, the Compliance Division, the Maintenance and Development of Internal Systems Division, the Administration Division and the Purchasing Division of Asseco. Also, since March 2023 she acts as Chief ESG Officer. Ms. Żukowicz has been working at Asseco Poland since 1998, serving as the Director of the Management Board Office (October 2004 – December 2009) and as the Director of the Legal and Organizational Department (January 2010 – October 2017). In addition, from August 2012 to September 2017, Ms. Żukowicz held the position of Asseco’s Proxy. She is the Chairman of the Supervisory Board of Park Wodny Sopot, the Vice Chairman of the Supervisory Board in Asseco Innovation Fund and the Member of the Supervisory Boards in the companies Asseco Western Europe and Asseco Lietuva. In 1998, Ms. Żukowicz graduated from the Faculty of Law of the Jagiellonian University in Kraków and completed her legal adviser’s training in 2002.

Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted pursuant to Proposals 1, 2, 3, 4 and 5 respectively:

“RESOLVED, that the reelection of Mr. Marek Panek as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the reelection of Mr. Rafal Kozlowski as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the reelection of Mr. Ohad Melnik as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the reelection of Ms. Karolina Rzonca-Bajorek as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected and qualified, be, and hereby is, approved in all respects.”

“RESOLVED, that the reelection of Ms. Gabriela Żukowicz as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected and qualified, be, and hereby is, approved in all respects.”

Required Vote

 Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to re-elect as directors each of the nominees named above.

Board Recommendation

Our Board unanimously recommends that you vote FOR the reelection of the foregoing director nominees pursuant to Proposals 1, 2, 3, 4, and 5, respectively.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

At the Meeting, our shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, which we refer to as Kost Forer, as our independent registered public accounting firm for the year ended December 31, 2023 and until our next annual general meeting of shareholders, pursuant to the recommendation of our audit committee and Board. Kost Forer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our articles of association, our Board has delegated to our audit committee the authority to determine the remuneration of Kost Forer based on the volume and nature of its services. At the Meeting, our shareholders will be asked to authorize the Board and, based on that delegation, the audit committee, to determine that remuneration in accordance with the volume and nature of Kost Forer’s services.

The following table sets forth, for the years ended December 31, 2021 and 2022, the fees billed to us (including our subsidiaries and affiliate company) by Kost Forer:

	Year Ended December 31,
Services Rendered	2021	2022
	(US dollars in thousands)
Audit (1)	$1,887	$2,789
Tax and other (2)	$552	$441
Total	$2,439	$3,230

(1)	The audit fees for the years ended December 31, 2021 and 2022 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of the Company and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax and other fees for the years ended December 31, 2021 and 2022 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

The following table sets forth, for the years ended December 31, 2021 and 2022, the fees billed to the Company (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of the Company) by Kost Forer:

	Year Ended December 31,
Services Rendered	2021	2022
	(US dollars in thousands)
Audit (1)	$96	$205
Tax and other (2)	$41	$16
Total	$137	$221

(1)	The audit fees for the years ended December 31, 2021 and 2022 were for professional services rendered for: the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of the Company; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)	Tax and other fees for the years ended December 31, 2021 and 2022 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of our (and our subsidiaries’) independent auditors’ work. Our audit committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services that exceed general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also requires the audit committee to consider whether proposed services are compatible with the independence of the public accountants.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of EY Global, as the independent auditors of Formula Systems (1985) Ltd. for the year ended December 31, 2023 and until the next annual general meeting of shareholders of Formula Systems (1985) Ltd. be, and hereby is, approved, and the Board (upon recommendation of the audit committee) and/or the audit committee (subject to ratification of the Board) be, and hereby is, authorized to fix the remuneration of such independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting and voting on this proposal in person or by proxy (excluding abstentions and broker non-votes) is necessary to approve the resolution to approve the re-appointment of our independent auditors and authorize the Board and/or audit committee to fix the independent auditors’ remuneration in accordance with the volume and nature of their services, for the year ending December 31, 2023.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the re-appointment of Kost Forer as our independent auditors and authorization of our Board and/or audit committee to fix the independent auditors’ remuneration, for the year ended December 31, 2023.

CONSIDERATION OF FINANCIAL STATEMENTS

We will hold a discussion with respect to our audited consolidated financial statements for the fiscal year ended December 31, 2022 at the Meeting. That discussion will not require or otherwise involve a vote of our shareholders. A copy of those financial statements is included in our 2022 Form 20-F, which we filed with the SEC on May 15, 2023, including an amendment to that report filed on December 11, 2023. That report and our other reports filed with or furnished to the SEC are available to the public at the SEC’s website at www.sec.gov. Those reports (other than those parts of the 2022 Form 20-F explicitly referenced herein) are not a part of this Proxy Statement.

ADDITIONAL INFORMATION

Our annual report, including the auditor’s report and our audited consolidated financial statements, for the year ended December 31, 2022, which we filed with the SEC on May 15, 2023, including an amendment to that report filed on December 11, 2023, is available through the EDGAR website of the SEC at www.sec.gov. Shareholders will be able to receive a hard copy of that annual report containing our consolidated financial statements free of charge upon request by contacting Asaf Berenstin, our Chief Financial Officer, at +972-3-538-9487 or ir@formula.co.il. None of the auditor’s report, consolidated financial statements, or the rest of that annual report, or the contents of our website, forms or will form a part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

Dated: April 4, 2024